UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

  Exhibit 99.1 Press release, “Thomson provides HD set-top boxes to Orange”, dated July 27, 2009.
  Exhibit 99.2 Press release, “Michel Vaquin Nominated to Chair Thomson Foundation for Film & Television Heritage”, dated September 8, 2009.
  Exhibit 99.3 Press release, “Christophe Diot appointed Chief Scientist at Thomson”, dated September 23, 2009.
  Exhibit 99.4 Press release, “Technicolor and Paramount Renew DVD Services Contract”, dated October 21, 2009.

Notice

Thomson is a société anonyme listed on the Euronext Paris and the New York Stock Exchange.  These materials contain certain statements that constitute "forward-looking statements" within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or a current fact.  Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “will”, “should”, “would” and “could” and similar expressions. Such forward-looking statements are based on management's current plans, assumptions and projections and should be considered with caution.  Undue reliance should not be placed on such forward-looking statements, because, by their nature, they are subject to a number of known and unknown risks, uncertainties and other factors beyond Thomson’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements.  These risks and uncertainties are based on a number of important factors including, but not limited to, risks relating to Thomson’s balance sheet restructuring, economic and market developments, risks specific to Thomson’s activities including the operation of its business in concentrated markets, changes in consumer demand, changes in the Media & Entertainment industry, technological changes, competition, risks relating to changes in the licensing business, risks relating to third-party suppliers and partners, risks relating to the protection of and access to intellectual property, economic and social conditions, market risks, changes in exchange rates, environmental risks, changes in global economic and business conditions, litigation risks and risks relating to regulatory procedures.  For a more complete list and description of such risks and uncertainties, refer to Thomson’s Form 20-F and other filings with the U.S. Securities and Exchange Commission and Thomson’s Rapport Annuel and other filings with the French Autorité des marchés financiers. Thomson disclaims any intention or obligation to update any forward-looking statements to take into account new information, future events, developments, changes in assumptions or otherwise, except as may be required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: November 12, 2009	Title:	Corporate Secretary

Exhibit 99.1

PRESS RELEASE

Thomson provides HD set-top boxes to Orange

High definition functionality added to hybrid set-top box for
ADSL and DT TV, and content on demand

Paris (France), 27 July 2009 –Thomson (Euronext 18453; NYSE: TMS), a worldwide leader in services to content creators, has begun deliveries of a new version of its hybrid (ADSL and broadcast) HD set-top box to Orange for its digital television service in France. The set-top box supports both free-to-air and subscription TV services, as well as interactive and on-demand services.

With this new HD device, subscribers can use Orange Television’s catch-up TV service and its extensive library of video on demand content, including those available in high definition, through a seamless interface.

The product has been developed by Thomson to fully comply with Orange’s security solutions and requirements, providing optimum protection of content accessed by subscribers.

“Thanks to Thomson’s expertise in broadcast and IPTV, along with our market leadership in set-top boxes, we have an exhaustive understanding of how to best tailor our offering to our customers’ needs” said Frédéric Rose, Chairman and CEO of Thomson. “Orange is a long-time customer, to whom we have been supplying set-top boxes and other devices for many years. We are pleased to launch this innovative device which combines high definition quality, interactivity and on demand services, allowing Orange to propose an attractive offer to end-users.”

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, “media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

****

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.2

PRESS RELEASE

Michel Vaquin Nominated to Chair Thomson Foundation for Film & Television Heritage

Paris (France) – 8 September 2009 – Thomson (Euronext Paris: 18453, NYSE:TMS), a worldwide leader of services to content creators, today announced the nomination of Michel Vaquin as Chairman of the Thomson Foundation for Film & Television Heritage.

Created in 2006, The Thomson Foundation contributes to the preservation and promotion of film and audiovisual heritage worldwide. The non-profit organization’s three-fold mission is to preserve film heritage as a key part of a country’s memory, to promote and highlight film heritage in order to show it and to share it with large audiences, and to train and sensitize all potential contributors to the safeguard of film heritage.

The Thomson Foundation recently restored Mr Hulot's Holiday, a film by Jacques Tati selected at Cannes Classics 2009. In 2008, the foundation contributed to the restoration of Max Ophuls’ masterpiece, Lola Montès.

Michel Vaquin, a graduate of France’s École Polytechnique & Ecole Nationale des Ponts et Chaussées, began his career in government. He later held senior management responsibilities at Rhône-Poulenc and BNP. In 1997, he joined Alcatel, where he served as Vice President for Services and Senior Vice President for the Europe, Asia, Africa region. He joined Thomson in December 2008 as Advisor to Chairman and Chief Executive Officer Frédéric Rose.

For more information on the Thomson Foundation for Film & Television Heritage:

http://www.thomsonfilmfoundation.org/

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, “media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

****

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.3

PRESS RELEASE

Christophe Diot appointed Chief Scientist at Thomson

Paris (France) – 23 September 2009 – Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader of services to content creators, announced today the appointment of Christophe Diot as Chief Scientist.

An expert on internet architecture and communication protocols analysis, Christophe Diot joined the Group in 2005 to found and lead the Paris research laboratory. The Paris laboratory quickly acquired international scientific recognition, thanks to its work on content distribution over the internet (especially peer-to-peer), social networks, and Internet management.

As Chief Scientist, Christophe Diot will concentrate on implementing the scientific strategy of the Group. His mission also includes promoting Thomson’s technological leadership and building privileged relationships with the academic community.

“Christophe’s vision in the field of internet technologies and his leadership in co-ordinating research groups, taken together with his scientific reputation at international visibility, are major advantages in consolidating Thomson’s efforts in the field of research, thus reinforcing our position as technological leader,” declared Frédéric Rose, Chairman and CEO of Thomson.

Before joining Thomson, Christophe Diot was researcher at INRIA Sophia Antipolis from 1993 to 1998, Founder and Director of the Internet Sprint Research Laboratory (USA) from 1998 to 2003, and Senior Researcher at Intel Research in Cambridge (UK) form 2003 to 2005. He has contributed to around 300 publications, and co-invented a significant number of patents.

At the age of 48, Christophe Diot holds a Doctorate in Computer Science from the Institut National Polytechnique of Grenoble. Christophe Diot is a Fellow of the ACM.

***

Certain statements contained in this press release, including the expectations of the management team for the future, constitute forward-looking statements in the sense of the security sphere referred to in the Private Securities Litigation Reform Act, 1995 (USA). Such statements are based on the current expectations and beliefs of the management team. The statements are based on a certain number of factors and uncertainties. In consequence, actual results may be significantly different from future results referred to explicitly or implicitly by forward-looking statements. This is due to the global situation, media and entertainment markets, and the regulatory framework. For more information concerning potential factors that may affect Thomson’s financial results, please consult the documents deposited by Thomson with the Securities and Exchange Commission.

***

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Exhibit 99.4

PRESS RELEASE

Technicolor and Paramount Renew DVD Services Contract

Paris (France) – October 21, 2009 – Thomson (Euronext Paris: 18453; NYSE: TMS), a worldwide leader of services to content creators, today announced that Technicolor has extended its existing multi-territory DVD replication and distribution services agreements with Paramount Home Entertainment.

As part of this newly extended multi-year agreement, for both SD DVD and Blu-ray, Technicolor will continue to provide core services such as mastering, replication, packaging, distribution and returns processing, as well as freight management services in North America.

Frederic Rose, Chairman and CEO of Thomson, stated: “We are pleased to extend our existing DVD service agreements with Paramount, a long-time customer. This contract is a clear sign of Technicolor’s strength and market leading position in the industry. This agreement also serves to further confirm our expanded partnership with Paramount which was strengthened earlier this year with our announcement to create a state-of-the art post-production facility on Paramount’s Hollywood lot.”

Brad Grey, Chairman and CEO of Paramount Pictures, commented: “Technicolor has been and remains a strategically important service partner to Paramount and we are happy to continue our relationship. As we navigate the changing home entertainment environment, this new deal is a forward-looking redesign of how we work together, allowing Paramount Home Entertainment and Technicolor to globally maximize efficiencies while still providing our customers with the highest quality product and service.”

Thomson, through its Technicolor brand, is the worldwide leader in physical media manufacturing, distribution and related supply chain services and a leading player in the electronic delivery of film and other media content. Technicolor replicates all DVD formats, including Blu-ray Disc, and provides complete supply chain management for film studios, game publishers, and independent rights holders.

Technicolor has been providing DVD replication and supply chain services to Paramount since 2002. Major DVD titles presently being supported by Technicolor include Transformers: Revenge of the Fallen, Monsters vs. Aliens, Star Trek, and GI Joe.

# # #

Notice

Thomson is a société anonyme listed on the Euronext Paris and the New York Stock Exchange.  This press release contains certain statements that constitute "forward-looking statements" within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or a current fact.  Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “will”, “should”, “would” and “could” and similar expressions. Such forward-looking statements are based on management's current plans, assumptions and projections and should be considered with caution.  Undue reliance should not be placed on such forward-looking statements, because, by their nature, they are subject to a number of known and unknown risks, uncertainties and other factors beyond Thomson’s control that could cause actual results to differ materially from the future results expressed, forecasted or implied by such forward-looking statements.  These risks and uncertainties are based on a number of important factors including, but not limited to, risks relating to Thomson’s balance sheet restructuring, economic and market developments, risks specific to Thomson’s activities including the operation of its business in concentrated markets, changes in consumer demand, changes in the Media & Entertainment industry, technological changes, competition, risks relating to changes in the licensing business, risks relating to third-party suppliers and partners, risks relating to the protection of and access to intellectual property, economic and social conditions, market risks, changes in exchange rates, environmental risks, changes in global economic and business conditions, litigation risks and risks relating to regulatory procedures.  For a more complete list and description of such risks and uncertainties, refer to Thomson’s Form 20-F and other filings with the U.S. Securities and Exchange Commission and Thomson’s Rapport Annuel and other filings with the French Autorité des marchés financiers. Thomson disclaims any intention or obligation to update any forward-looking statements to take into account new information, future events, developments, changes in assumptions or otherwise, except as may be required by applicable law.

# # #

About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net.

About Paramount Pictures Corporation

Paramount Pictures Corporation (PPC), a global producer and distributor of filmed entertainment, is a unit of Viacom (NYSE: VIA, VIA.B), a leading content company with prominent and respected film, television and digital entertainment brands.  The company's labels include Paramount Pictures, Paramount Vantage, Paramount Classics, MTV Films and Nickelodeon Movies.  PPC operations also include Paramount Digital Entertainment, Paramount Famous Productions, Paramount Home Entertainment, Paramount Pictures International, Paramount Licensing Inc., Paramount Studio Group, and Worldwide Television Distribution

Thomson contacts

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@thomson.net

Shareholder Relations:

shareholder@thomson.net

Paramount contacts

Steven Rubenstein	212-843-8043	steven@rubenstein.com
Dade Hayes	212-843-8022	dhayes@rubenstein.com